Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103

(215) 988-2700 (Phone)

(215) 988-2757 (Facsimile)

www.drinkerbiddle.com

December 30, 2019

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Two Roads Shared Trust

(1933 Act Registration No. 333-182417)

(1940 Act Registration No. 811-22718)

Ladies and Gentlemen:

On behalf of Two Roads Shared Trust (the “Trust”) transmitted herewith for filing under the Securities Act of 1933, as amended (the “Securities Act”), is Post-Effective Amendment No. 221, and for filing under the Investment Company Act of 1940, as amended (the “1940 Act”), is Amendment No. 224 to the Trust’s Registration Statement on Form N-1A (the “Amendment”).

This Amendment is being made to register three new series of the Trust, the LeaderShares® Activist Leaders® ETF, LeaderShares® AlphaFactor® Tactical Focused ETF, and the LeaderShares® Equity Skew ETF. This Amendment does not affect the currently effective prospectuses and statements of additional information for other series and classes of the Trust not included herein. No fee is required in connection with this Amendment.

Questions and comments concerning the enclosed materials may be directed to me at (215) 988-2497.

Sincerely,

/s/Catherine. A. DiValentino

Catherine A. DiValentino